UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30749 / October 22, 2013

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In the Matter of

VARIABLE INSURANCE TRUST, ET AL.
5 Abbington Drive
Lloyd Harbor, NY 11743

(812-14108)

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ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
("1940 ACT") GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS
9(a), 13(a), 15(a) AND 15(b) OF THE INVESTMENT COMPANY ACT OF 1940, AND
RULES 6e-2(b)(15) AND 6e-3(T)(b)(15) THEREUNDER

Variable Insurance Trust ("Fund") and MFund Services LLC (collectively "Applicants")
filed an application on January 7, 2013, and an amended and restated application on July
23, 2013, for an order of the Commission under Section 6(c) of the Act granting
exemptions from the provisions of Sections 9(a), 13(a), 15(a), and 15(b) of the Act and
Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a life insurance company
separate account supporting variable life insurance contracts ("VLI Accounts") holds
shares of an existing portfolio of the Fund or any other "Insurance Fund," as defined
below (collectively, the "Insurance Funds"), and one or more of the following other types
of investors also hold shares of the Insurance Funds: (i) separate accounts registered as
investment companies or separate accounts that are not registered as investment
companies under the Act pursuant to exemptions from registration under Section 3(c) of
the Act that fund variable annuity contracts ("VA Accounts") and VLI Accounts (VA
Accounts and VLI Accounts together "Separate Accounts") issued by both affiliated life
insurance companies and unaffiliated life insurance companies ("Participating Insurance
Companies"); (ii) trustees of qualified group pension or group retirement plans
("Qualified Plans") outside the Separate Account context; (iii) investment adviser(s) or
affiliated person(s) of the investment adviser(s) to a series of an Insurance Fund (the
"Adviser"), for the purpose of providing seed capital to a series of an Insurance Fund; and
(iv) any general account of an insurance company depositor of VA Accounts and/or VLI
Accounts ("General Accounts"). An Insurance Fund is any investment company (or
investment portfolio or series thereof), including an existing portfolio of the Fund,
designed to be sold to VA Accounts and/or VLI Accounts and to which an Applicant or

its affiliates serve or may serve in the future as investment advisers, investment subadvisers, investment managers, administrators, principal underwriters or sponsors.

A notice of filing of the application was issued on September 24, 2013 (Rel. No. IC-30700). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the granting of the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Accordingly,
IT IS ORDERED, pursuant to section 6(c) of the 1940 Act, that the requested exemptions from the provisions of Sections 9(a), 13(a), 15(a) AND 15(b) of the Investment Company Act of 1940, and rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, for Variable Insurance Trust, et al. (812-14108) be, and hereby are, granted, effective immediately.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin O'Neill
Deputy Secretary